No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus supplement, together with the short form base shelf prospectus dated September 17, 2024, as amended by Amendment No. 1 dated October 5, 2026, to which it relates, as amended or supplemented, and each document incorporated or deemed to be incorporated by reference in this prospectus supplement and in the short form base shelf prospectus for purposes of the distribution of the securities to which this prospectus supplement pertains constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this prospectus supplement, and in the short form base shelf prospectus dated September 17, 2024, as amended by Amendment No. 1 dated October 5, 2026, to which it relates, from documents filed with securities commissions or similar authorities in Canada and with the United States Securities and Exchange Commission (the “SEC”). Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Electrovaya Inc. at 6688 Kitimat Road, Mississauga, Ontario, Canada L5N 1P8, telephone +1 (905) 855-4627, and are also available electronically under the Company’s respective profiles on SEDAR+ at www.sedarplus.ca and on the Electronic Data Gathering, Analysis, and Retrieval system (EDGAR) at www.sec.gov.

PROSPECTUS SUPPLEMENT

TO THE SHORT FORM BASE SHELF PROSPECTUS DATED SEPTEMBER 17, 2024, AS AMENDED BY AMENDMENT NO. 1 DATED October 5, 2026

SECONDARY OFFERING	October 8, 2026

ELECTROVAYA INC.

13,880,345 Common
Shares

On July 14, 2026, the Company entered into a commercial agreement and warrant transaction with Amazon.com, Inc. (the “Parent”). Pursuant to the associated transaction agreement (the “Transaction Agreement”), Amazon.com NV Investment Holdings LLC, a wholly owned subsidiary of the Parent (the “Selling Securityholder”), received a warrant (the “Warrant”) to purchase up to 13,880,345 common shares of the Company (“Warrant Shares”) at an exercise price of US$8.5650 per Warrant Share until 5:00 p.m. (Seattle time) on July 14, 2036 (the “Expiration Time”), subject to adjustment in accordance with the terms of the certificate representing the Warrant (the “Warrant Certificate”).

This prospectus supplement (this “Prospectus Supplement”), together with the accompanying short form base shelf prospectus dated September 17, 2024, as amended by Amendment No. 1 dated October 5, 2026 (the “Base Shelf Prospectus”), relates to the offer and sale from time to time by the Selling Securityholder of up to 13,880,345 Warrant Shares issuable upon the exercise of the Warrant, as well as such additional number of Warrant Shares as may be issuable pursuant to the anti-dilution provisions of the Warrant (the “Offering”). The common shares of the Company are referred to herein as “Common Shares,” and the Warrant Shares issuable to the Selling Securityholder are referred to herein as the “Registrable Securities.” See “Plan of Distribution”.

The Offering is being made in Canada, other than in the province of Québec, under the Base Shelf Prospectus and this Prospectus Supplement and in the United States under the Company’s registration statement on Form F-10 (File No. 333-299298) (the “Registration Statement”), which became effective upon filing with the SEC pursuant to Rule 467(a) under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”). The Registrable Securities will not be offered or sold to investors resident in Québec.

The Company is registering the Registrable Securities in the United States to permit the Selling Securityholder to offer the Registrable Securities for sale or other disposition from time to time. This Prospectus Supplement has been filed in each province and territory of Canada, except Québec, to qualify the distribution of the Registrable Securities by the Selling Securityholder.

All dollar amounts in this Prospectus Supplement are in United States dollars, unless otherwise indicated. See “Exchange Rate Information”.

An investment in the Registrable Securities involves a high degree of risk. Prospective investors should carefully consider the risk factors described in and/or incorporated by reference in this Prospectus Supplement and the Base Shelf Prospectus. See “Cautionary Note Regarding Forward-Looking Information” and “Risk Factors”.

The Common Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) and on the Nasdaq Capital Market (“Nasdaq”), in each case under the symbol “ELVA”.

On October 7, 2026, the last trading day before the date of this Prospectus Supplement, the closing prices of the Common Shares on the TSX and Nasdaq were CDN$9.09 and US$6.37, respectively.

No underwriter has been involved in the preparation of, or has performed any review of, this Prospectus Supplement or the accompanying Base Shelf Prospectus.

The Company is permitted, under the multi-jurisdictional disclosure system adopted by the United States and Canada (the “MJDS”), to prepare this Prospectus Supplement and the Base Shelf Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those applicable in the United States. Financial statements incorporated herein by reference have been prepared in accordance with IFRS® Accounting Standards, as issued by the International Accounting Standards Board (“IFRS Accounting Standards”), and such financial statements are subject to Canadian auditing and auditor independence standards and Public Company Accounting Oversight Board (“PCAOB”) auditing standards and therefore, may not be comparable to financial statements of United States companies.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated or organized under the laws of a foreign country, that some or all of its officers and directors may be residents of a foreign country, that some or all of the experts named in this Prospectus Supplement and the Base Shelf Prospectus may be residents of a foreign country and that all or a substantial portion of the assets of the Company and said persons may be located outside the United States. See “Enforceability of Civil Liabilities and Agent for Service of Process”.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, THE SECURITIES COMMISSION OF ANY STATE OF THE UNITED STATES OR ANY CANADIAN SECURITIES REGULATOR NOR HAVE ANY OF THE FOREGOING PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT AND THE BASE SHELF PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

An investment in the Registrable Securities involves significant risks that should be carefully considered by prospective investors before purchasing Registrable Securities. The risks outlined in this Prospectus Supplement, the Base Shelf Prospectus and in the documents incorporated by reference herein and therein should be carefully reviewed and considered by prospective investors in connection with any investment in Registrable Securities. See “Cautionary Note Regarding Forward Looking Information” and “Risk Factors”.

Prospective investors should be aware that the acquisition, holding and disposition of the Registrable Securities described herein may have tax consequences both in Canada and in the United States. Such consequences for investors who are resident in, or citizens of Canada or the United States may not be described fully herein. Prospective investors are advised to consult their own tax advisors regarding the application of income tax laws to their particular circumstances, as well as any other provincial, foreign and other tax consequences of acquiring, holding or disposing of the Registrable Securities.

The Company is not making any offer of the Registrable Securities in any jurisdiction where the offer is not permitted by law.

The Company’s registered and head office is located at 6688 Kitimat Road, Mississauga, Ontario, Canada L5N 1P8.

You should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the Base Shelf Prospectus. The Company has not authorized anyone to provide you with information different from that contained or incorporated by reference in this Prospectus Supplement and the Base Shelf Prospectus.

TABLE OF CONTENTS

Prospectus Supplement

important notice about information in this prospectus supplement and the Base Shelf Prospectus

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the securities the Company is offering and also adds to and updates certain information contained in the Base Shelf Prospectus and the documents incorporated by reference herein and therein. The second part, the Base Shelf Prospectus, gives more general information, some of which may not apply to the Registrable Securities. Unless the context otherwise requires, all references in this Prospectus Supplement to “Company” mean Electrovaya Inc. and its consolidated subsidiaries.

You should only rely on the information contained in or incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus, and if the description of the Registrable Securities varies between this Prospectus Supplement and the Base Shelf Prospectus, you should rely only on the information in this Prospectus Supplement. The Company has not authorized any person to provide you with different information. If any person other than the Company provides you with different or inconsistent information you should not rely on it. The Registrable Securities will not be sold in any jurisdiction where the offer or sale is not permitted. Information contained on the Company’s website is not a part of this Prospectus Supplement, the Base Shelf Prospectus or the documents incorporated by reference herein and therein and should not be relied upon by prospective investors for the purpose of determining whether to invest in the Registrable Securities.

Unless otherwise specified, all financial information included and incorporated by reference in this Prospectus Supplement and the Base Shelf Prospectus has been prepared in accordance with IFRS Accounting Standards.

You should assume that the information contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein is accurate only as of their respective dates, regardless of the time of delivery of this Prospectus Supplement and the Prospectus. Our business, financial condition, results of operations and prospects may have changed since those dates.

This Prospectus Supplement is deemed to be incorporated by reference in the Base Shelf Prospectus solely for the purposes of the Offering. Other documents are also incorporated or deemed to be incorporated by reference in this Prospectus Supplement and in the Base Shelf Prospectus. See “Documents Incorporated by Reference”.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference herein and therein contain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities laws. Forward-looking statements may include statements regarding the objectives, business strategies to achieve those objectives, expected financial results (including those in the area of risk management), economic or market conditions, and the outlook of or involving the Company, and its businesses. In some cases, these forward-looking statements can be identified by words or phrases such as “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “future”, “guidance”, “indicate”, “intend”, “likely”, “may”, “might”, “plan”, “predict”, “project”, “seek”, “should”, “strategy”, “target”, “will” or “would, or the negative of these terms, or other similar expressions intended to identify forward-looking statements or suggest future outcomes.

In addition to the forward-looking statements contained in the documents incorporated by reference herein, this Prospectus Supplement contains, without limitation, forward-looking statements pertaining to remaining capital expenditures at its Jamestown, New York manufacturing facility. Readers are cautioned that the identified forward-looking statements should not be construed as being exhaustive. Additional forward-looking statements are included and specifically identified in the documents incorporated by reference herein, and are qualified by reference to the text of any note regarding the identification of forward-looking statements and a description of material assumptions and risks included therein.

Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans about the future and may not be appropriate for other purposes. Forward-looking statements in or incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus are based on various assumptions and expectations that the Company believes are reasonable in the circumstances. No assurance can be given that these assumptions and expectations will prove to be correct. Those assumptions and expectations are based on information currently available to the Company, including information obtained from third party industry analysts and other third party sources and the historic performance of the Company’s businesses. Such assumptions include, but are not limited to,

●	availability and utilization of the Company’s financial resources;

●	regulatory developments;

●	the ongoing applicability of prices in quoted or contracted goods and services, as well as the effect of currency, exchange and interest rates on pricing and expenditures; and

●	the assumptions set forth in the Company’s AIF (as defined below) and the other documents incorporated by reference.

Such assumptions are subject to the risks and uncertainties incorporated by reference, and as set forth, in this Prospectus Supplement and the Base Shelf Prospectus.

By their very nature, forward-looking statements involve numerous assumptions, risks and uncertainties, both general and specific. Should one or more of these risks and uncertainties materialize or should underlying assumptions prove incorrect, as many important factors are beyond the Company’s control, or the Company’s actual performance and financial results may vary materially from those estimates and intentions contemplated, expressed or implied in the forward-looking statements. These risks and uncertainties include:

●	the Company’s ability to access external sources of debt and equity capital, and equity financing;

●	fluctuations in foreign currency and exchange rates;

●	inadequate insurance coverage;

●	liability for cash taxes;

●	counterparty risk;

●	compliance with environmental laws and regulations;

●	reduced customer demand;

●	costs of manufacturing inputs, including materials, power and labour electricity rates;

●	disasters affecting the economy generally, including public health crises or severe weather event;

●	labour relations matters; and

●	other risks identified in (i) this Prospectus Supplement under the heading “Risk Factors”, (ii) the Base Shelf Prospectus under the heading “Risk Factors”, (iii) the AIF, (iv) the 2025 MD&A (as defined below) and (v) the Interim MD&A (as defined below) - see “Documents Incorporated by Reference”.

The preceding list of assumptions, risks and uncertainties is not exhaustive.

All of the forward-looking statements contained in this Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference herein and therein are expressly qualified by the foregoing cautionary statements. There can be no guarantee that the results or developments that the Company anticipates will be realized or, even if substantially realized, that they will have the expected consequences or effects on the Company’s business, financial condition or results of operations. The Company does not undertake to update or amend such forward-looking statements whether as a result of new information, future events or otherwise, except as may be required by applicable law. Unless otherwise stated, the forward-looking statements contained in this Prospectus Supplement is made as of the date hereof.

AVAILABLE INFORMATION

The Company files reports and other information with the securities commissions and similar regulatory authorities in each of the provinces and territories of Canada. These reports and information are available to the public free of charge under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Investors should rely only on information contained or incorporated by reference in this Prospectus Supplement and the Base Shelf Prospectus. The Company has not authorized anyone to provide the investor with different information. The information included in this Prospectus Supplement and the documents incorporated by reference is accurate only as of their respective dates. The business, financial condition, results of operation and prospects of the Company may have changed since those dates.

In addition to our continuous disclosure obligations under the securities laws of the provinces and territories of Canada, we are subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and in accordance therewith file or furnish reports and other information with the SEC. Under MJDS, such reports and other information may be prepared in accordance with Canadian disclosure requirements, which requirements are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers and directors are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. Some of the documents that we file with or furnish to the SEC are electronically available from EDGAR, and may be accessed at www.sec.gov.

FINANCIAL STATEMENT PRESENTATION

We present our financial statements in United States dollars and our annual financial statements are prepared in accordance with IFRS Accounting Standards and our interim financial statements are prepared in accordance with IFRS Accounting Standards as applicable to interim financial reporting. Unless otherwise indicated, financial information included in or incorporated by reference in this Prospectus Supplement has been prepared in accordance with IFRS Accounting Standards. As a result, certain financial information included in or incorporated by reference in this Prospectus Supplement may not be comparable to financial information prepared by companies in the United States reporting under U.S. generally accepted accounting principles.

CURRENCY AND EXCHANGE RATE INFORMATION

All dollar amounts set forth in this Prospectus Supplement and in the documents incorporated by reference herein are in United States dollars unless otherwise indicated. The Company prepares its financial statements in United States dollars, but incurs certain expenses in Canadian dollars. Unless otherwise indicated, all references to “USD$” or “$”in this Prospectus Supplement are to United States dollars and all references to “CDN$” are to Canadian dollars. As of October 7, 2026, the daily average exchange rate for Canadian dollars in terms of United States dollars as reported by the Bank of Canada was $1.00 = CDN$1.43.

The following table sets forth, for each of the periods indicated, the high, low, and average daily average rates and the spot rate at the end of the period for $1.00 in terms of Canadian dollars, as reported by the Bank of Canada.

	Year Ended September 30 (CDN$)
	2025	2024	2023
Period End	1.3921	1.3499	1.3520
Average	1.3986	1.3608	1.3486
High	1.4603	1.3875	1.3856
Low	1.3491	1.3205	1.3128

	Nine Months Ended June 30 (CDN$)
	2026	2025
Period End	1.4210	1.3643
Average	1.3836	1.4057
High	1.4234	1.4603
Low	1.3515	1.3491

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed, as of the date hereof, to be incorporated by reference into the Base Shelf Prospectus only for the purposes of the Offering of the Registrable Securities offered hereunder. Other documents are also incorporated or deemed to be incorporated by reference into the Base Shelf Prospectus and reference should be made to the Base Shelf Prospectus for full details. Copies of the documents incorporated herein by reference may be obtained from the securities commissions or similar authorities in Canada through SEDAR+ at www.sedarplus.ca and from the SEC through EDGAR at www.sec.gov.

Any document of the type referred to in Section 11.1 of Form 44-101F1 of National Instrument 44-101 – Short Form Prospectus Distributions (excluding confidential material change reports) filed by the Company with a securities commission or similar regulatory authority in Canada after the date of this Prospectus Supplement and before the termination or completion of the distribution of the Registrable Securities hereunder will be deemed to be incorporated by reference in the Base Shelf Prospectus, as supplemented by this Prospectus Supplement, for the purpose of this Offering. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Company and readers should review all information contained in this Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated or deemed to be incorporated herein or therein by reference.

Any statement contained in the Base Shelf Prospectus, this Prospectus Supplement or in a document incorporated or deemed to be incorporated by reference therein or herein, shall be deemed to be modified or superseded, for the purposes of the Base Shelf Prospectus and this Prospectus Supplement, to the extent that a statement contained in the Base Shelf Prospectus, herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in the Base Shelf Prospectus or this Prospectus Supplement, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary in order to make a statement not misleading in light of the circumstances under which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Base Shelf Prospectus or this Prospectus Supplement.

Copies of the documents incorporated herein by reference may also be obtained on request without charge from the Executive Vice President and Chief Financial Officer of the Company at 6688 Kitimat Road, Mississauga, Ontario, Canada L5N 1P8 +1 (905) 855-4627, and are also available electronically on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC or incorporated by reference as part of the Registration Statement of which this Prospectus Supplement is a part, insofar as required by Form F-10:

(a)	the documents listed under the heading “Documents Incorporated by Reference” in this Prospectus Supplement and the Base Shelf Prospectus;

(b)	the consent of MNP LLP, the Company’s independent auditors;

(c)	the consent of Fasken Martineau DuMoulin LLP, the Company’s Canadian counsel; and

(d)	powers of attorney of the Company’s directors and officers included on the signature pages of the Registration Statement.

THE COMPANY

Name and Incorporation

The Company’s full corporate name is Electrovaya Inc., which, as used herein, refers to Electrovaya Inc., its predecessor corporations and all of its subsidiaries (unless the context otherwise requires). The Company was incorporated under the Business Corporations Act (Ontario) (the “OBCA”) in September 1996 and the Common Shares were listed on TSX under the ticker symbol “EFL” in November 2000. On March 26, 2002, shareholders approved the change of the Company’s name to “Electrovaya Inc.” from “Electrofuel Inc.” On July 6, 2023 the Common Shares were listed and commenced trading on the NASDAQ under the ticker symbol “ELVA”, with a corresponding change of its ticker symbol on TSX.

The Company designs, develops and manufactures high-performance lithium-ion batteries and systems for material handling electric vehicles, primarily warehouse forklifts, as well as for other electric transportation applications and electric stationary storage and other battery markets.

Intercorporate Relationships

The following diagram illustrates, as of the date of this Prospectus Supplement, the intercorporate relationships between the Company and its material subsidiaries, and the percentage of votes attached to all voting securities of the material subsidiary owned, controlled, or directed, directly or indirectly, by the Company, and the subsidiary’s respective jurisdiction of formation.

Recent Developments

On July 14, 2026, the Company entered into a commercial agreement and warrant transaction with the Parent. Under the Transaction Agreement, the Selling Securityholder received the Warrant to purchase up to 13,880,345 Warrant Shares at an exercise price of US$8.5650 per Warrant Share, which price was determined by reference to the five-day volume-weighted average trading price of the Common Shares on Nasdaq immediately preceding the date of the Transaction Agreement. Of the total Warrant Shares issuable under the Warrant, 5,545,880 vested immediately, with the remaining 8,334,465 to vest proportionately based on future purchases by the Parent, and the Warrant becoming fully vested upon cumulative purchases of $280 million. The Warrant expires on July 14, 2036, and is subject to certain anti-dilution adjustments and, in certain circumstances, remaining regulatory and stock-exchange approvals. See “Plan of Distribution”.

CONSOLIDATED CAPITALIZATION

There have been no material changes to the Company’s consolidated capitalization since the date of the Interim Financial Statements which have not been disclosed in this Prospectus Supplement or the documents incorporated by reference.

USE OF PROCEEDS

The Selling Securityholder may, from time to time, sell Registrable Securities. The proceeds from the sale or other disposition of such Registrable Securities will be solely for the account of the Selling Securityholder. Accordingly, the Company will not receive any proceeds from the sale or other disposition of the Registrable Securities by the Selling Securityholder. The net proceeds received by the Selling Securityholder from any such sale or disposition are not known by the Company.

The Company will receive the exercise price of US$8.5650 per Warrant Share upon any cash exercise of the Warrant from time to time. Assuming that the Warrant is fully vested and exercised in full for cash before the Expiration Time and that no anti-dilution adjustments contained in the Warrant Certificate are effected, the aggregate gross proceeds to the Company will be approximately US$118,885,154.93. The Company will not receive cash proceeds to the extent that the Warrant is exercised on a cashless basis in accordance with its terms. There is no assurance as to how much of the Warrant will vest or be exercised, if at all. Accordingly, there is no assurance as to the number of Warrant Shares that will be issued or the amount of proceeds that the Company will receive from the exercise of the Warrant.

As any proceeds from the exercise of the Warrants are uncertain as to their amounts and timing, the expected use of any proceeds from Warrant exercises is for working capital and general corporate purposes.

SELLING SECURITYHOLDER

The following table sets forth the identity of the Selling Securityholder and certain information regarding the Selling Securityholder’s ownership of Common Shares before and after completion of the Offering. The maximum number of Registrable Securities shown as being offered includes all Warrant Shares that may be acquired upon exercise of the Warrant, whether or not vested or presently exercisable.

The information in the table below (other than the percentages of outstanding Common Shares beneficially owned) in respect of the Selling Securityholder was furnished by or on behalf of the Selling Securityholder and is as of October 7, 2026. As of the date of this Prospectus Supplement, the Selling Securityholder has not exercised any Warrants.

The Company is registering the Registrable Securities in the United States to permit the Selling Securityholder to offer the Registrable Securities for sale or other disposition from time to time. This Prospectus Supplement has been filed in each province and territory of Canada, except Québec, to qualify the distribution of the Registrable Securities by the Selling Securityholder.

The Selling Securityholder is a wholly owned subsidiary of the Parent and acquired the Warrant on July 14, 2026 pursuant to the Transaction Agreement in connection with the commercial arrangements between the Company and the Parent. No separate cash purchase price was paid for the Warrant. The Warrant is held of record and beneficially by the Selling Securityholder.

The following table is based in part on information supplied to the Company by the Selling Securityholder. The table and footnotes assume that the Selling Securityholder will sell all of the Registrable Securities listed. However, because the Selling Securityholder may not exercise the Warrant, or may sell all or some of its Registrable Securities under this Prospectus Supplement from time to time or in another permitted manner, the Company cannot determine the actual number of Registrable Securities that the Selling Securityholder will sell or hold after any sales. The Selling Securityholder is not obligated to sell any Registrable Securities, and the Company does not know how long the Selling Securityholder will hold the Registrable Securities before selling them.

Selling Securityholder	Number and Percentage of Common Shares Beneficially Owned Prior to the Offering (#) (%)	Maximum Number of Registrable Securities Registered Pursuant to this Prospectus Supplement (#)	Number and Percentage of Common Shares Owned on a Fully Diluted Basis After the Offering if the Registrable Securities are Sold (#) (%)
Amazon.com NV Investment Holdings LLC(1)	2,630,966(2) / 4.999%	13,880,345(3)	Nil / 0%(4)

Notes:

(1)	The address for Amazon.com NV Investment Holdings LLC is c/o Amazon.com, Inc., 410 Terry Avenue North, Seattle, Washington 98109.

(2)	Represents the number and percentage of Common Shares beneficially owned by the Selling Securityholder as of October 7, 2026, determined in accordance with Rule 13d-3 under the U.S. Exchange Act and giving effect to the 4.999% beneficial ownership limitation contained in the Warrant. The limitation may be waived or amended by the Selling Securityholder upon 61 days’ prior notice to the Company. As of October 7, 2026, 5,545,880 Warrant Shares had vested; however, the Selling Securityholder may exercise the Warrant only to the extent that, after giving effect to such exercise, its beneficial ownership would not exceed the applicable beneficial ownership limitation. This Prospectus Supplement registers all Warrant Shares, including Warrant Shares that may vest and become exercisable upon the future satisfaction of performance conditions. The calculation is based on 49,998,897 Common Shares outstanding as of October 7, 2026 and assumes that neither the Selling Securityholder nor any of its attribution parties beneficially owns any other Common Shares or other securities of the Company.

(3)	Excludes an indeterminate number of additional Warrant Shares potentially issuable upon the occurrence of certain anti-dilution events described in the Warrant Certificate.

(4)	Assuming the sale of all Registrable Securities by the Selling Securityholder.

PLAN OF DISTRIBUTION

On July 14, 2026, the Company entered into the Transaction Agreement and issued the Warrant to the Selling Securityholder. The Warrant entitles the Selling Securityholder to purchase up to 13,880,345 Warrant Shares at an exercise price of US$8.5650 per Warrant Share until the Expiration Time, subject to adjustment in accordance with the terms of the Warrant Certificate.

This Prospectus Supplement relates to the offer and sale from time to time by the Selling Securityholder of 13,880,345 Warrant Shares issuable from time to time upon exercise of the Warrant, as well as an additional indeterminate number of Warrant Shares that may be issued upon the occurrence of certain anti-dilution events described in the Warrant Certificate.

Registrable Securities

The Warrant Shares are being qualified for distribution under this Prospectus Supplement, and registered in the United States under the U.S. Registration Statement, pursuant to the registration rights granted to the Selling Securityholder under the Transaction Agreement. See “Recent Developments” and the Transaction Agreement filed under the Company’s profile on SEDAR+ and EDGAR.

The Company is registering the Registrable Securities in the United States to permit the resale of the Registrable Securities by the Selling Securityholder, from time to time in one or more transactions, after the date of this Prospectus Supplement. All costs, expenses and fees connected with the registration of the Registrable Securities will be borne by the Company. Any brokerage commissions, legal fees, and similar expenses connected with selling the Registrable Securities will be borne by the holder thereof. The Company will not receive any of the proceeds from the sale by the Selling Securityholder of the Registrable Securities.

The Selling Securityholder, which as used herein includes donees, pledgees, transferees or other successors-in-interest (in each case, in accordance with the transfer restrictions set out in the Transaction Agreement) selling the Registrable Securities or interests in Registrable Securities may, from time to time, sell, transfer or otherwise dispose of any or all of the Registrable Securities on any stock exchange, market or trading facility on which the Registrable Securities are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. Any such disposition remains subject to the restrictions described below under “Blackout Periods” and “Canadian Resale Restrictions”. The Selling Securityholder may use any one or more of the following methods when disposing of the Registrable Securities:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the Registrable Securities as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	privately negotiated transactions;

●	a combination of any such methods of sale; and

●	any other method permitted by applicable law.

Subject to the transfer restrictions in the Transaction Agreement, the Selling Securityholder may, from time to time, pledge or grant a security interest in some or all of the Registrable Securities it owns. If the Selling Securityholder defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the Registrable Securities under this Prospectus Supplement and the Base Shelf Prospectus, as supplemented or amended to the extent required to identify the pledgee, transferee or other successor in interest as a selling securityholder.

In connection with the sale of its Registrable Securities or interests therein, the Selling Securityholder may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of such Registrable Securities in the course of hedging the positions they assume.

The aggregate proceeds to the Selling Securityholder from the sale of the Registrable Securities offered by them will be the purchase price of such Registrable Securities less discounts or commissions, if any. The Selling Securityholder reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of Registrable Securities to be made directly or through agents. We will not receive any of the proceeds from the resale of the Registrable Securities, although the Company will receive the applicable exercise price upon any cash exercise of the Warrants. See “Use of Proceeds”.

The Selling Securityholder also may resell all or a portion of the Registrable Securities in open market transactions in reliance upon Rule 144 under the U.S. Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

The Selling Securityholder and any underwriters, broker-dealers or agents that participate in the sale of the Registrable Securities may be “underwriters” within the meaning of Section 2(a)(11) of the U.S. Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the Registrable Securities may be underwriting discounts and commissions under the U.S. Securities Act. Any person that is an “underwriter” within the meaning of Section 2(a)(11) of the U.S. Securities Act will be subject to applicable prospectus requirements under the U.S. Securities Act.

To the extent required, the Registrable Securities to be sold, the name of any participating agent, dealer or underwriter, any applicable purchase price, public offering price, commission or discount, and other material terms of a particular distribution will be set forth in a further prospectus supplement or an amendment to the Registration Statement, as appropriate.

The Selling Securityholder has informed the Company that it does not have any agreement or understanding, directly or indirectly, with any person to distribute the Registrable Securities. If the Selling Securityholder notifies the Company that it has entered into a material arrangement with a broker-dealer or other person that may be deemed an underwriter for a distribution of Registrable Securities, the Company will file any further prospectus supplement or amendment required under applicable securities laws.

In order to comply with the securities laws of some states, if applicable, the Registrable Securities may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the Registrable Securities may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

The Company has advised the Selling Securityholder that the anti-manipulation rules of Regulation M under the U.S. Exchange Act may apply to sales of Registrable Securities in the market and to the activities of the Selling Securityholder and its affiliates. In addition, to the extent applicable, the Company will make copies of this Prospectus Supplement and the Base Shelf Prospectus, as they may be supplemented or amended from time to time, available to the Selling Securityholder to facilitate compliance with applicable prospectus requirements under the U.S. Securities Act.

The Company has agreed, subject to the terms of the Transaction Agreement, to indemnify the Selling Securityholder and certain related persons against certain losses arising from any untrue or alleged untrue statement of a material fact contained in, or omission or alleged omission of a material fact from, the applicable registration statement, Canadian Base Shelf Prospectus, Canadian Prospectus Supplement, prospectus, preliminary prospectus or free writing prospectus, or any amendment or supplement thereto, except to the extent caused by information furnished in writing to the Company by the applicable indemnified person expressly for use therein. The Selling Securityholder has agreed to indemnify the Company and certain related persons against certain losses arising from any such untrue statement or omission, but solely to the extent made in reliance upon and in conformity with information furnished in writing to the Company by the Selling Securityholder expressly for use therein. The Selling Securityholder’s liability for indemnification, and its obligation to make any contribution in lieu thereof, are limited to the net proceeds, after deducting any underwriting discount or commission, received by the Selling Securityholder from the sale of Registrable Securities in the offering giving rise to such liability or contribution obligation.

Blackout Periods

Notwithstanding the foregoing, the Company is entitled, in the circumstances described in the Transaction Agreement, to require the Selling Securityholder to suspend the use of this Prospectus Supplement (and the accompanying Base Shelf Prospectus) for sales of Registrable Securities during a “blackout period”. The Selling Securityholder has agreed that, upon such notice, it will halt any offer, sale or other disposition of Registrable Securities for the duration of the blackout period. Under the Transaction Agreement, the Company may not invoke more than two blackout periods in any 12-month period, and the aggregate duration of all blackout periods in any 12-month period may not exceed 90 days. As a result, there may be periods during which the Selling Securityholder is unable to sell Registrable Securities under this Prospectus Supplement.

Once sold under the Registration Statement of which this Prospectus Supplement forms a part, the Registrable Securities will be freely tradable under the U.S. Securities Act in the hands of persons other than the Company’s affiliates, subject to applicable Canadian securities laws.

Multijurisdictional Disclosure System

The registration of the Registrable Securities is being made in the United States pursuant to the Registration Statement under MJDS, and this Prospectus Supplement has been filed in each province and territory of Canada, except Québec, to qualify the distribution of the Registrable Securities. Other than in Canada and the United States, no action has been taken by the Company that would permit the resale of the Registrable Securities in any jurisdiction where action for that purpose is required. The Registrable Securities may not be offered or sold, directly or indirectly, nor may this Prospectus Supplement or any other offering material or advertisement relating to the Registrable Securities be distributed or published in any jurisdiction, except in circumstances that comply with the applicable laws of that jurisdiction. Persons into whose possession this Prospectus Supplement comes are advised to inform themselves about and to observe any restrictions relating to the Offering and the distribution of this Prospectus Supplement.

There is no assurance as to how much of the Warrant will vest or be exercised and, accordingly, no assurance as to the number of Warrant Shares that will be issued or sold under this Prospectus Supplement, if any. The Selling Securityholder has no obligation to exercise the Warrant or sell any Warrant Shares.

DESCRIPTION OF COMMON SHARES

The Company is authorized to issue an unlimited number of Common Shares. The holders of Common Shares are entitled to dividends as and when declared by the board of directors (the “Board”), to one vote per Common Share at meetings of shareholders of the Company and, upon liquidation, to receive such assets of the Company as are distributable to the holders of Common Shares after payment of the Company’s creditors. The Warrant Shares, when issued upon valid exercise of the Warrant and payment of the applicable exercise price, will be issued as fully paid and non-assessable Common Shares. There are no pre-emptive rights or conversion rights attached to the Common Shares. There are also no redemption, retraction or purchase for cancellation or surrender provisions, sinking or purchase fund provisions, or any provisions as to the modification, amendment or variation of any such rights or provisions attached to the Common Shares.

Provisions as to the modification, amendment or variation of the rights attached to the Common Shares are contained in the Company’s bylaws and the OBCA. Generally speaking, substantive changes to the authorized share structure require the approval of the Company’s shareholders by special resolution (at least two-thirds of the votes cast).

PRIOR SALES

The following table summarizes the issuances by the Company of Common Shares, and securities convertible into Common Shares, during the 12-month period prior to the date of this Prospectus Supplement.

Date of Issuance	Security	Issue/Exercise Price per Security (CDN$)	Number of Securities Issued
10/07/2025	Common Shares(1)	3.30	2,000
10/14/2025	Common Shares(1)	2.85	12,000
10/21/25	Common Shares(1)	6.51	340,000
10/30/2025	Common Shares(1)	5.18	2,667
11/04/2025	Common Shares(1)	4.17	7,335
11/06/2025	Common Shares(2)	7.34(3)	5,405,000
11/07/2025	Common Shares(4)	5.30	38,885
11/07/2025	Common Shares(4)	5.30	28,957
12/19/2025	Common Shares(1)	3.08	8,000
12/19/2025	Common Shares(1)	4.54	10,333

Date of Issuance	Security	Issue/Exercise Price per Security (CDN$)	Number of Securities Issued
01/06/2026	Common Shares(1)	5.35	8,000
01/06/2026	Common Shares(1)	3.30	6,000
01/07/2026	Common Shares(1)	3.30	6,000
01/08/2026	Common Shares(1)	5.18	5,333
01/08/2026	Common Shares(1)	5.35	1,383
01/08/2026	Common Shares(1)	3.30	4,000
01/09/2026	Common Shares(1)	5.00	3,000
01/12/2026	Common Shares(1)	5.00	3,000
01/16/2026	Common Shares(1)	1.50	75,000
01/16/2026	Common Shares(4)	0.90	1,420,000
01/21/2026	Common Shares(1)	4.68	667
01/29/2026	Common Shares(1)	3.30	4,000
02/24/2026	Common Shares(1)	3.95	5,000
02/27/2026	Common Shares(1)	6.10	1,000
03/31/2026	Common Shares(1)	6.10	1,000
04/02/2026	Common Shares(1)	4.11	18,000
04/13/2026	Common Shares(1)	4.78	12,333
04/15/2026	Common Shares(1)	2.34	10,000
05/04/2026	Common Shares(1)	6.10	1,667
05/20/2026	Common Shares(1)	4.47	421,333
05/26/2026	Common Shares(1)	5.08	1,667
05/29/2026	Common Shares(1)	2.20	10,667
06/04/2026	Common Shares(1)	4.31	9,750
06/05/2026	Common Shares(1)	4.68	667
06/09/2026	Common Shares(1)	5.18	5,334
07/09/2026	Common Shares(1)	5.35	4,000
07/13/2026	Common Shares(1)	2.85	40,000
07/14/2026	Common Shares(1)	5.13	1,999
07/14/2026	Warrant(5)	12.04(6)	13,880,345(7)
07/15/2026	Common Shares(1)	4.68	4,000
07/15/2026	Common Shares(1)	3.40	20,000
07/15/2026	Common Shares(1)	5.35	17,000
07/24/2026	Common Shares(1)	5.00	150,000

Notes:

(1)	Issued pursuant to the exercise of stock options.

(2)	Issued pursuant to a public offering of Common Shares.

(3)	The price of one Common Share sold in the November 6, 2025 issuance was US$5.20, equivalent to approximately CDN$7.34 based on the daily average exchange rate published by the Bank of Canada for that date of US$1 = CDN$1.4116.

(4)	Issued pursuant to the exercise of warrants.

(5)	Issued in connection with the commercial arrangements.

(6)	Exercise price of US$8.565 in USD equivalent to approximately CDN$12.04 based on the daily average exchange rate published by the Bank of Canada of US$1 = CDN$1.4067 on July 14, the day the Warrant was issued.

(7)	Number of underlying Warrant Shares, without giving effect to any anti-dilution provisions, of which 5,545,880 vested upon issuance, and the remainder are subject to vesting in accordance with defined performance conditions.

TRADING PRICE AND VOLUME

The Common Shares are listed and posted for trading on TSX under the trading symbol “ELVA”. The Common Shares are also quoted for trading on the NASDAQ under the symbol “ELVA”. The following table sets forth information relating to the trading of the Common Shares on TSX for the periods indicated.

TSX

Month	High (CDN$)	Low (CDN$)	Volume Traded
2025
October	10.52	8.03	2,238,223
November	9.37	5.80	1,922,898
December	10.91	6.24	2,607,101
2026
January	15.70	10.79	3,189,798
February	16.21	9.82	2,682,459
March	12.07	9.72	2,384,375
April	14.50	10.28	2,403,196
May	16.41	12.14	2,889,895
June	17.62	12.75	2,293,744
July	17.01	10.61	4,871,429
August	13.77	8.61	5,055,176
September	10.10	8.44	2,411,095
October 1-7	9.53	8.80	557,147

NASDAQ

Month	High (USD$)	Low (USD$)	Volume Traded
2025
October	7.72	5.75	11,164,468
November	6.72	4.10	14,480,600
December	7.99	4.48	14,484,256
2026
January	11.46	7.85	14,632,770
February	11.88	7.16	10,943,651
March	8.84	7.05	7,734,620
April	10.62	7.40	7,609,862
May	11.89	8.79	10,277,813
June	12.78	9.12	7,958,457
July	12.30	7.51	44,511,698
August	9.89	6.23	13,961,057
September	7.32	6.01	7,150,245
October 1-7	6.69	6.17	1,259,051

RISK FACTORS

An investment in the Registrable Securities offered hereunder involves certain risks. Prospective purchasers of Registrable Securities should carefully consider the risk factors set forth in the Company’s filings on SEDAR+ and with the SEC that are incorporated by reference herein, in addition to the other information contained in this Prospectus Supplement and the Base Shelf Prospectus, before making an investment decision. Any of these risks could have a material adverse effect on the Company’s business, financial condition, or results of operations. The trading price of the Common Shares could decline due to the materialization of any of these risks, and a purchaser may lose all or part of its investment. Additional risks and uncertainties not presently known to the Company or that it currently does not deem material may also adversely affect its business.

LEGAL MATTERS

Certain legal matters relating to the Offering will be passed upon on behalf of the Company by Fasken Martineau DuMoulin LLP as to Canadian legal matters and by Nauth LPC as to certain United States legal matters.

INTEREST OF EXPERTS

MNP LLP, Chartered Professional Accountants, is the auditor of the Company and has confirmed that it is independent of the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada, in accordance with PCAOB independence rules and any applicable legislation or regulations.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The Company’s auditors are MNP LLP, Chartered Professional Accountants, Toronto, Ontario. MNP LLP is

independent of the Company in accordance with the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario. The transfer agent and registrar for the Common Shares is TSX Trust Company at its principal offices in Toronto, Ontario.

As of the date of this Prospectus Supplement, no person or corporation whose profession or business gives authority to a statement made by the person or corporation and who is named as having prepared or certified a part of this Prospectus Supplement or as having prepared or certified a report or valuation described or included in this Prospectus Supplement holds, in the aggregate, one percent or more of the securities of the Company or of an affiliate or associate of the Company, whether or directly or indirectly, and no such person is expected to be elected, appointed or employed as a director, officer or employee of the Company or of an associate or affiliate of the Company.

ENFORCEABILITY OF CIVIL LIABILITIES AND AGENT FOR SERVICE OF PROCESS

The Company is a corporation incorporated under and governed by the OBCA. Most of the directors and officers of the Company, and the experts named in this Prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a certain portion of the Company's assets, are located outside the United States. As a result, it may be difficult for investors who reside in the United States to effect service of process upon these persons in the United States, or to enforce a U.S. court judgment predicated upon the civil liability provisions of the U.S. federal securities laws against the Company or any of these persons. There is substantial doubt whether an action could be brought in Canada in the first instance predicated solely upon U.S. federal securities laws. A final judgment for a liquidated sum in favour of a private litigant granted by a United States court and predicated solely upon civil liability under United States federal securities laws would, subject to certain exceptions identified in the law of individual provinces of Canada, likely be enforceable in Canada if the United States court in which the judgment was obtained had a basis for jurisdiction in the matter that would be recognized by the domestic Canadian court for the same purposes. There is a significant risk that a given Canadian court may not have jurisdiction or may decline jurisdiction over a claim based solely upon United States federal securities law on application of the conflict of laws principles of the province in Canada in which the claim is brought.

The Company has filed with the SEC, concurrently with the Registration Statement of which this Prospectus Supplement is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed Cogency Global Inc., 122 East 42nd Street, 18th Floor, New York, NY 10168 as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court arising out of or related to or concerning the offering of the Securities under this Prospectus and the Registration Statement. However, it may be difficult for United States investors to effect service of process within the United States upon those officers or directors who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon the Company’s civil liability and the civil liability of such officers or directors under United States federal securities laws or the securities or “blue sky” laws of any state within the United States.

CERTIFICATE OF THE COMPANY

Dated: October 8, 2026

This short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement as required by the securities legislation of each of the provinces and territories of Canada, except Québec.

“Raj Das Gupta”	“John Gibson”

Dr. Raj Das Gupta Chief Executive Officer	Francis John Gibson Chief Financial Officer

On Behalf of the Board of Directors

“Sankar Das Gupta”	“Steven Berkenfeld”

Sankar Das Gupta Director	Steven Berkenfeld Director

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